SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 3)

First Virtual Communications, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to purchase Common Stock, par value $0.001 per share,
(Title of Class of Securities)

337484 30 7
(CUSIP Number of Class of Securities (Underlying Common Stock))

Jonathan Morgan
President and Chief Executive Officer
First Virtual Communications, Inc.
3200 Bridge Parkway
Suite 202
Redwood City, CA 94065
(650) 801-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

Copies to:

Julia Schloss	Julie M. Robinson, Esq
Vice President and General Counsel	Thomas S. Welk, Esq
First Virtual Communications, Inc.	Cooley Godward LLP
3200 Bridge Parkway, Suite 202	4401 Eastgate Mall
Redwood City, CA 94065	San Diego, California 92121-9109
(650) 801-6300	(858) 550-6000

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [   ] third party tender offer subject to Rule 14d-1.

     [X] issuer tender offer subject to Rule 13e-4.

     [   ] going-private transaction subject to Rule 13e-3.

     [   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ X ]

INTRODUCTORY STATEMENT

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on July 25, 2003, as amended, relating to an offer by First Virtual Communication, Inc., a Delaware corporation (the “Company”), to exchange certain options to purchase shares of the Company’s common stock, par value $0.001 per share, on the terms and subject to the conditions set forth in the Offer to Exchange Outstanding Options to Purchase Common Stock, dated July 25, 2003.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

     The offer to exchange expired at 5:00 p.m. Pacific Daylight Savings Time on Friday, August 22, 2003. Pursuant to the Offer to Exchange, the Company accepted for exchange options to purchase an aggregate of 306,053 shares of Common Stock from 62 participants, representing 29% of the shares subject to options that were eligible to be exchanged. Upon the terms and subject to the conditions set forth in the Offer to Exchange, the Company will issue replacement options to purchase an aggregate of 102,017 shares of Common Stock in exchange for the options tendered pursuant to the Offer to Exchange.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST VIRTUAL COMMUNICATIONS, INC

	By:	/s/ Truman Cole

Truman Cole Chief Financial Officer

Date: August 26, 2003